Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated April 3, 2013

$[—] Buffered SuperTrackSM Notes due October 29, 2014 Linked to the Performance of the SPDR® S&P® Metals and Mining ETF Global Medium-Term Notes, Series A, No. E-7826

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	April 24, 2013

Issue Date:	April 29, 2013

Final Valuation Date:	October 24, 2014*

Maturity Date:	October 29, 2014**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	SPDR® S&P® Metals and Mining ETF (the “ETF”) (Bloomberg ticker symbol: “XME UP <Equity>”)

Maximum Return:	[10.95% - 13.95%***] *** The actual Maximum Return will be determined on the Initial Valuation Date and will not be less than 10.95%

Upside Leverage Factor:	1.50

Buffer Percentage:	15.00%

Payment at Maturity:

•        If the Reference Asset Return is greater than 0%, you will receive (subject to our credit risk) a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) $1,000 times the Upside Leverage Factor times the Reference Asset Return, subject to the Maximum Return on the Notes. Accordingly, if the Reference Asset Return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the Maximum Return:

$1,000 + [$1,000 × 1.50 × Reference Asset Return]

Assuming that the Maximum Return is set at 10.95% on the Initial Valuation Date, if the Reference Asset Return is 7.30% or more, you will receive (subject to our credit risk) a payment at maturity of $1,109.50 per $1,000 principal amount Note that you hold, the maximum possible payment on the Notes.

•        If the Reference Asset Return is less than or equal to 0% and equal to or greater than
-15.00%, you will receive (subject to our credit risk) the principal amount of your Notes; and

•        If the Reference Asset Return is less than -15.00%, you will receive (subject to our credit risk) a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) (i) $1,000 times (ii) the Reference Asset Return plus the Buffer Percentage, calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × (Reference Asset Return + 15.00%)]

If the Reference Asset declines by more than 15% from the Initial Price to the Final Price, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset Return falls below -15%. You could lose up to 85% of your principal at maturity if the Final Prince declines from the Initial Price by more than 15%. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Reference Asset Return:	The performance of the Reference Asset from the Initial Price to the Final Price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	[—], the Closing Price of the ETF on the Initial Valuation Date.

Final Price:	The Closing Price of the ETF on the Final Valuation Date.

Closing Price:

With respect to a valuation date, the official closing price per share of the ETF on that valuation date as displayed on Bloomberg Professional® service page “XME UP <Equity>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the Closing Price of the ETF will be based on the alternate calculation of the Reference Asset as described in “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” in the accompanying prospectus supplement.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TRY5 and US06741TRY54

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-5 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	2.25%	97.75%
Total	$	$	$

‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 2.25% of the principal amount of the Notes, or $22.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PPS-2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the ETF?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. Note that, for purposes of the hypothetical total returns set forth below, we are assuming a hypothetical Initial Price of $40.75, a Maximum Return of 10.95%, a Buffer Percentage of 15.00% and the Upside Leverage Factor of 1.50. The examples below do not take into account any tax consequences from investing in the Notes.

Final Price of the ETF ($)	Reference Asset Return	Payment at Maturity*	Total Return on Notes
81.50	100.00%	$1,109.50	10.95%
77.43	90.00%	$1,109.50	10.95%
73.35	80.00%	$1,109.50	10.95%
69.28	70.00%	$1,109.50	10.95%
65.20	60.00%	$1,109.50	10.95%
61.13	50.00%	$1,109.50	10.95%
57.05	40.00%	$1,109.50	10.95%
52.98	30.00%	$1,109.50	10.95%
48.90	20.00%	$1,109.50	10.95%
44.83	10.00%	$1,109.50	10.95%
43.73	7.30%	$1,109.50	10.95%
42.79	5.00%	$1,075.00	7.50%
41.77	2.50%	$1,037.50	3.75%
40.75	0.00%	$1,000.00	0.00%
38.71	-5.00%	$1,000.00	0.00%
36.68	-10.00%	$1,000.00	0.00%
34.64	-15.00%	$1,000.00	0.00%
32.60	-20.00%	$950.00	-5.00%
28.53	-30.00%	$850.00	-15.00%
24.45	-40.00%	$750.00	-25.00%
20.38	-50.00%	$650.00	-35.00%
16.30	-60.00%	$550.00	-45.00%
12.23	-70.00%	$450.00	-55.00%
8.15	-80.00%	$350.00	-65.00%
4.08	-90.00%	$250.00	-75.00%
0.00	-100.00%	$150.00	-85.00%

*	per $1,000 principal amount Note

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how certain total returns set forth in the table above are calculated. All payments on the Notes are subject to the credit risk of the issuer.

Example 1: The price of the ETF increases from an Initial Price of $40.75 to a Final Price of $42.79.

Because the Reference Asset Return of 5.00% multiplied by the Upside Leverage Factor of 1.50 does not exceed the Maximum Return of 10.95%, the investor will receive a payment at maturity of $1,075.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 × Reference Asset Return × Upside Leverage Factor]

$1,000 + [$1,000 × 5.00% × 1.50] = $1,075.00

The total return on the investment of the Notes is 7.50%.

PPS-3

Example 2: The price of the ETF decreases from an Initial Price of $40.75 to a Final Price of $36.68.

Because the Final Price of $36.68 is less than the Initial Price of $40.75 by a percentage equal to or less than the Buffer Percentage of 15.00%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

The total return on the investment of the Notes is 0.00%.

Example 3: The price of the ETF increases from an Initial Price of $40.75 to a Final Price of $44.83.

Because the Reference Asset Return of 10.00% multiplied by the Upside Leverage Factor of 1.50 exceeds the Maximum Return of 10.95%, the investor will receive a payment at maturity of $1,109.50 per $1,000.00 principal amount Note, the maximum total payment on the Notes.

The total return on the investment of the Notes is 10.95%.

Example 4: The price of the ETF decreases from an Initial Price of $40.75 to a Final Price of $28.53.

Because the Final Price of $28.53 is less than the Initial Price of $40.75 by more than the Buffer Percentage of 15.00%, the investor will receive a payment at maturity of $850.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return + Buffer Percentage)]

$1,000 + [$1,000 × (-30.00% + 15.00%)] = $850.00

The total return on the investment of the Notes is -15.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event with respect to the ETF as well as the consequences of that market disruption event, see “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities”; and

•

For a description of further adjustments that may affect the ETF, see “Reference Assets—Equity Exchange-Traded Fund—Share Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities”.

•

Exposure to the ETF—The payment at maturity on your Notes is linked to the performance of the ETF from the Initial Price to the Final Price. The ETF is designed to track, before fees and expenses, the performance of the S&P Metals and Mining Select Industry Index (the “Metals & Mining Index”). For more information, please see “Description of the ETF” in this preliminary pricing supplement.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described below. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the ETF. Subject to the discussion of Section 1260 below, if your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

PPS-4

Although not entirely clear, it is possible that the purchase and ownership of the Notes could be treated as a “constructive ownership transaction” with respect to the ETF that is subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code. If your Notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale or maturity of your Notes would be recharacterized as ordinary income to the extent that such long-term capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual number of shares of the ETF referenced by your Notes on the date that you purchased your Notes and sold those shares on the date of the sale or maturity of the Notes (the “Excess Gain Amount”), and you would be subject to an interest charge on the deferred tax liability with respect to such Excess Gain Amount. Because, in general, the maturity payment of the Notes will only reflect the appreciation or depreciation in the value of the shares of the ETF and will not be determined by reference to any short-term capital gains or ordinary income, if any, that is recognized by holders of shares of the ETF, we believe that it is more likely than not that the Excess Gain Amount should be equal to zero, and that the application of the constructive ownership rules should accordingly not have any adverse effects to you. However, it is possible that the Excess Gain Amount could be greater than zero if the Internal Revenue Service successfully asserts that the number of ETF shares used to determine the Excess Gain Amount should be calculated by dividing the amount you paid for your Notes by the ETF share price on the date you acquired your Notes, as opposed to making such determination based on the actual number of ETF shares that, after taking into account the Upside Leverage Factor, are effectively referenced in determining the actual return on your Notes. In addition, the Excess Gain Amount could be greater than zero if you purchase your Notes for an amount that is less than the principal amount of the Notes or if the return on the Notes is adjusted to take into account any extraordinary dividends that are paid on the shares of the ETF. Furthermore, if another exchange traded fund is substituted for the ETF, the Excess Gain Amount could be greater than zero if you would have recognized short-term capital gain if you had directly owned the ETF and sold the ETF to purchase its substitute. You should be aware that, if the Notes are subject to the constructive ownership rules, the Excess Gain Amount will be presumed to be equal to all of the gain that you recognize in respect of the Notes (in which case all of such gain would be recharacterized as ordinary income that is subject to an interest charge) unless you provide clear and convincing evidence to the contrary. Because the application of the constructive ownership rules to the Notes is unclear, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Notes.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders. The Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which could ultimately require us to treat all or a portion of any payment in respect of your Notes as a “dividend equivalent” payment that is subject to withholding tax at a rate of 30% (or a lower rate under an applicable treaty). You could also be required to make certain certifications in order to avoid or minimize such withholding obligations, and you could be subject to withholding (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. You should consult your tax advisor concerning the potential application of these regulations to payments you receive with respect to the Notes when these regulations are finalized.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the ETF. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

PPS-5

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds.”

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The Notes provide for limited protection (subject to our credit risk) at maturity and only to the extent afforded by the Buffer Percentage. If the Reference Asset Return is negative, the payment at maturity of the Notes will depend on the extent to which the Final Price of the ETF declines from its Initial Price. If the Final Price declines by more than 15% from the Initial Price, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the Reference Asset Return falls below -15%. You could lose up to 85% of your principal at maturity if the Final Prince declines from the Initial Price by more than 15%.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

•

Any Positive Return on the Notes Will Not Exceed the Maximum Return—If the Final Price is greater than the Initial Price, for each $1,000 principal amount Note, you will receive at maturity (subject to our credit risk) $1,000 plus an additional amount that will not exceed $1,000 multiplied by the Maximum Return. The Maximum Return will be set on the Initial Valuation Date and will not be less than 10.95%. Assuming that the Maximum Return is set at 10.95% on the Initial Valuation Date, the maximum payment that you may receive at maturity will be $1,109.50 per $1,000 principal amount Note.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the ETF or securities of the Underlying Index would have.

•

The Payment at Maturity of Your Notes is Not Based on the Price of the ETF at Any Time Other than the Final Price on the Final Valuation Date as Compared to the Initial Price on the Initial Valuation Date—The Final Price of the ETF is the Closing Price of the ETF on the Final Valuation Date and the Reference Asset Return will be based solely on the Final Price of the ETF as compared with the Initial Price of the ETF. Therefore, if the Closing Price of the ETF drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the price of the ETF prior to such drop.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

PPS-6

•

The Stocks in Which the ETF Generally Invests are Concentrated in One Industry; Any Negative Developments in the Metals and Mining Industry May Adversely Affect the Value of Your Notes—As described below under “Description of the ETF”, the ETF is designed to replicate, as closely as possible, before expenses, the Metals & Mining Index. Under normal market conditions, the ETF generally invests substantially all of its total assets in securities comprising the Metals & Mining Index. All of the stocks included in the Metals & Mining Index are issued by companies in the metal and mining industry. Accordingly, any negative developments in the metals and mining industry will have a negative effect on the ETF and, as a result, on the value of your Notes.

•

Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The performance of the ETF does not fully replicate the performance of the Metals & Mining Index, and the ETF may hold securities not included in the Metals & Mining Index. The value of the ETF to which your Notes is linked is subject to:

•	Management risk. This is the risk that the investment strategy for the ETF, the implementation of which is subject to a number of constraints, may not produce the intended results.

•

Derivatives risk. The ETF may invest in futures contracts, options on futures contracts, options, swaps and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the ETF invested only in conventional securities.

•

The ETF May Underperform the Metals & Mining Index—The performance of the ETF may not replicate the performance of, and may underperform, the Metals & Mining Index. ETFs will reflect transaction costs and fees that will reduce their relative performances. Moreover, it is also possible that the ETFs may not fully replicate or may, in certain circumstances, diverge significantly from the performance of their respective underlying assets or indices. Because the return on your Notes is linked to the performance of the ETF and not its underlying assets, the return on your Notes may be less than that of an alternative investment linked directly to the underlying assets of the ETF or the stocks comprising the Metals & Mining Index.

•

Adjustments to the ETF (or the Metals & Mining Index) Could Adversely Affect the Value of the Notes—Those responsible for calculating and maintaining the ETF (or the Metals & Mining Index) can add, delete or substitute the components of the ETF (or the Metals & Mining Index), or make other methodological changes that could change the value of the ETF (or the Metals & Mining Index). In addition, the publisher of the Metals & Mining Index may discontinue or suspend calculation or publication of such index or the ETF may be delisted from its relevant exchange or liquidated or otherwise terminated at any time. Any of these actions could adversely affect the value of the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the ETF on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the ETF, the Metals & Mining Index and securities comprising the Metals & Mining Index;

•	the time to maturity of the Notes;

•	the dividend rate underlying the ETF;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

PPS-7

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and currencies in which the stocks, securities or contracts underlying the ETF are denominated;

•	the supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS-8

Description of the ETF

General

We have derived all information contained in this preliminary pricing supplement regarding the ETF, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by SPDR® Series Trust and SSgA Funds Management, Inc. (“SSFM”). We have not independently verified any of the information herein obtained from outside sources. The ETF is an investment portfolio maintained and managed by SSFM. SSFM is the investment adviser to the ETF.

The SPDR® Series Trust consists of separate investment portfolios (each, a “SPDR® Series Fund”). Each SPDR® Series Fund is an index fund that invests in a particular industry or group of industries represented by one of the S&P Select Industry Indices (the “Select Industry Indices” and each, a “Select Industry Index”). The companies included in each Select Industry Index are selected on the basis of Global Industry Classification Standards (“GICS”) from a universe of companies defined by the S&P® Total Market Index (the “S&P TM Index”), a U.S. total market composite index. The investment objective of each Select Industry SPDR® Fund is to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular industry or group of industries, as represented by the relevant Select Industry Index.

SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the ETF. Information provided to or filed with the SEC by SPDR® Series Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding SPDR® Series Trust, SSFM or the ETF, please see the SPDR® Series Trust’s prospectus. In addition, information about SPDR® Series Trust, SSFM and the ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR® Series Trust website at https://www.spdrs.com. We have not independently verified any of the information herein obtained from outside sources. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this preliminary pricing supplement.

Investment Objective and Strategy

The ETF seeks to replicate as closely as possible, before fees and expenses, the total return of the Metals & Mining Index. The Metals & Mining Index represents the metals and mining sub-industry portion of the U.S. equity market. The ETF is an exchange-traded fund that trades on the NYSE Arca under the ticker symbol “XME.”

In seeking to track the performance of the Metals & Mining Index, the ETF employs a “replication” strategy, which means that the ETF typically invests in substantially all of the securities represented in the Metals & Mining Index in approximately the same proportions as the Metals & Mining Index. Under normal market conditions, the ETF generally invests substantially all, but at least 80%, of its total assets in the securities included in the Metals & Mining Index. In addition, the Metals & Mining ETF may invest in equity securities that are not included in the Metals & Mining Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSFM).

As of April 1, 2013, the top holdings of the ETF by sub-industry allocation were Steel (34.39%), Diversified Metals & Mining (18.89%), Coal & Consumable Fuels (17.11%), Precious Metals & Minerals (11.73%), Gold (10.61%) and Aluminum (7.27%).

Correlation

The Metals & Mining Index is a theoretical financial calculation, while the ETF is an actual investment portfolio. The performance of the ETF and the Metals & Mining Index will vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the ETF’s portfolio and the Metals & Mining Index resulting from legal restrictions (such as diversification requirements) that apply to the ETF but not to the Metals & Mining Index. “Tracking error” is the difference between the performance (return) of the ETF’s portfolio and that of the Metals & Mining Index.

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The Metals & Mining Index

We have derived all information contained in this pricing supplement regarding the Metals & Mining Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P”). We have not independently verified such information. S&P has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the Metals & Mining Index.

The Metals & Mining Index is an equal-weighted index that is designed to measure the performance of the metals & mining sub-industry portion of the S&P TM Index, a benchmark that measures the performance of the U.S. equity market. The S&P TM Index includes all U.S. common equities listed on the New York Stock Exchange (including NYSE Arca), the NYSE Amex, the NASDAQ Global Select Market, the NASDAQ Select Market and the NASDAQ Capital Market. Each of the component stocks in the Metals & Mining Index is a constituent company within the metals and mining sub-industry of the S&P TM Index. The Metals & Mining Index is reported by Bloomberg L.P. under the ticker symbol “SPSIMMTR.”

Index Eligibility

Membership is based on a company’s Global Industry Classification Standard (GICS®) classification, as well as liquidity and market cap requirements. For purposes of membership in a Select Industry Index, S&P applies the inclusion and exclusion criteria separately.

Index Inclusion Criteria

To be eligible for inclusion in a Select Industry Index, companies must be in the S&P TM Index and must satisfy one of the two following combined size and liquidity criteria:

1.	float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio (“FALR”) above 90%; or

2.	float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All companies satisfying the above requirements are included in a Select Industry Index. The total number of companies in each Select Industry Index should be at least 35. If there are fewer than 35 stocks in a Select Industry Index, stocks from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds above, are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in each Select Industry Index as of each rebalancing effective date.

Index Exclusion Criteria

Existing index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below US$300 million or their FALR falls below 50%.

Eligibility Factors

Market Capitalization. Float-adjusted market capitalization should be at least US$400 million for inclusion in a Select Industry Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the applicable Select Industry Index at each rebalancing.

Liquidity. The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the applicable Select Industry Index rebalancing reference date.

Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to a Select Industry Index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to a Select Industry Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the applicable Select Industry Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Domicile. U.S. companies only.

Takeover Restrictions. At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in a Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the applicable Select Industry Index.

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Turnover. S&P believes turnover in index membership should be avoided when possible. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to a Select Industry Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to a Select Industry Index will not be deleted unless ongoing conditions warrant a change in the composition of the applicable Select Industry Index.

Sector Classification. The Metals & Mining Index includes companies classified in the following GICS sub-industries: Aluminum, Coal & Consumable Fuels, Diversified Metals & Mining, Gold, Precious Metals & Minerals and Steel.

Timing of Changes

Index rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month.

Additions. Companies are added between rebalancings only if a deletion in the applicable Select Industry Index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition. The new company will be added to the applicable Select Industry Index at the weight of the deleted constituent. In the case of mergers involving at least one index constituent, the merged company will remain in the applicable Select Industry Index if it meets all of the eligibility requirements. The merged company will be added to the applicable Select Industry Index at the weight of the pre-merger index constituent. If both companies involved in a merger are index constituents, the merged company will be added at the weight of the company deemed the acquirer in the transaction. In the case of spin-offs, the applicable Select Industry Index will follow the S&P TM Index’s treatment of the action. If the S&P TM Index treats the pre- and post-spun company as a deletion/addition action, using the stock’s when-issued price, the applicable Select Industry Index will treat the spin-off this way as well.

Deletions. A company is deleted from the applicable Select Industry Index if the S&P TM Index drops the constituent. If a constituent deletion causes the number of companies in the relevant index to fall below 22, each stock deletion is accompanied with a stock addition. In case of GICS changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the applicable Select Industry Index at the next rebalancing.

Index Construction and Calculations

The Select Industry Indices are equal-weighted, with adjustments to constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology used in all S&P equity indices.

The value of a Select Industry Index is calculated as the quotient of (1) the sum of the products of (a) the float-adjusted market value for each common stock included in the Select Industry Index and (b) the adjustment weight factor for each applicable common stock and (2) the index divisor.

The “float-adjusted market value” is calculated as the product of (1) the price of each common stock included in the Select Industry Index, (2) the total shares outstanding of each applicable common stock and (3) the investable weight factor for each applicable common stock. The investable weight factor is calculated by dividing (1) the available float shares by (2) the total shares outstanding. Available float shares reflect float adjustments made to the total shares outstanding.

The “adjustment weight factor” is calculated by dividing (1) the index specific constant by (2) the product of (a) the number of stocks in the index and (b) the float-adjusted market value.

The initial divisor is set to have a base index value of 1000 on December 17, 1999. The index divisor is adjusted at each rebalancing such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. Rebalancings occur after the close on the third Friday of the last month of each quarter.

The total return counterpart of a Select Industry Index assumes that dividends are reinvested in the Select Industry Index after the close on the ex-dividend date. The total return value of a Select Industry Index (“Select Industry Total Return Index”) is calculated as the product of (1) the value of the Select Industry Total Return Index at the previous day’s close and (2) the total return multiplier. The “total return multiplier” is equal to the quotient of (1) the sum of (a) the index dividend points and (b) the value of the corresponding Select Industry Index and (2) the value of such Select Industry Index at the previous day’s close.

The “index dividend points” are calculated as the quotient of (1) the sum of the products of (a) the index shares for each common stock included in the Select Industry Index and (b) the ex-dividend amount for each applicable common stock and (2) the index divisor. The “index shares” refers to each stock’s share count used in the index calculation.

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Constituent Weightings

At each quarterly rebalancing, stocks are initially equally-weighted using closing prices as of the second Friday of the last month of quarter as the reference price. Adjustments are then made to ensure that there are no stocks whose weight in the applicable Select Industry Index is more than can be traded in a single day for a US$ 500 million portfolio.

S&P calculates a maximum basket liquidity weight for each stock in the applicable Select Industry Index using the ratio of its three-month average daily value traded to US$ 500 million. Each stock’s weight in the applicable Select Industry Index is, then, compared to its maximum basket liquidity weight and is set to the lesser of its maximum basket liquidity weight or its initial equal weight. All excess weight is redistributed across the applicable Select Industry Index to the uncapped stocks.

If necessary, a final adjustment is made to ensure that no stock in the applicable Select Industry Index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, S&P will make no further adjustments. If a Select Industry Index contains exactly 22 companies as of the rebalancing effective date such index will be equally weighted without basket liquidity constraints.

Index Maintenance

Index maintenance will follow the S&P TM Index and treatment of corporate actions should be the same as the S&P TM Index. In particular, treatment of spin-offs, special dividends and other corporate actions will be the same.

Membership to the Select Industry Indices is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights.

Additional information about the Select Sector Indices and the S&P TM Index is available on the following website: www.spindices.com. Information contained in the S&P website is not incorporated by reference in, and should not be considered part of, this pricing supplement.

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Historical Information Regarding the ETF

We obtained the historical trading price information in the chart and the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

The historical prices of the ETF should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of the ETF on the Final Valuation Date. We cannot give you assurance that the performance of the ETF will result in the return of any of your initial investment.

The following table sets forth the high and low closing prices of the ETF, as well as end-of-quarter closing prices, during the periods indicated below.

Quarter / Period Ending	Quarterly High (USD)	Quarterly Low (USD)	Quarterly Close (USD)
March 31, 2008	78.04	53.03	70.01
June 30, 2008	96.09	68.47	94.24
September 30, 2008	93.60	42.66	47.08
December 31, 2008	46.90	17.20	27.79
March 31, 2009	33.10	20.55	25.14
June 30, 2009	43.51	24.24	37.01
September 30, 2009	50.12	31.64	45.64
December 31, 2009	54.22	41.24	51.61
March 31, 2010	60.46	44.44	56.81
June 30, 2010	60.40	45.51	45.69
September 30, 2010	54.53	43.71	53.48
December 31, 2010	69.44	52.81	68.78
March 31, 2011	74.88	64.98	74.28
June 30, 2011	77.42	61.81	69.41
September 30, 2011	72.02	44.64	44.82
December 31, 2011	59.34	40.19	48.99
March 31, 2012	57.05	48.07	49.70
June 30, 2012	51.08	37.84	41.44
September 30, 2012	48.26	37.10	43.52
December 31, 2012	47.21	39.84	45.14
March 27, 2013*	46.68	39.21	40.75

*	High, low and closing prices are for the period starting January 1, 2013 and ending March 27, 2013.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

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The following graph sets forth the historical performance of the ETF based on the daily closing prices from January 1, 2008 through March 27, 2013. The Closing Price of the ETF on March 27, 2013 was $40.75.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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